Exhibit 99.1(b)

AMENDMENT

TO

COHERUS ONCOLOGY, INC.

AMENDED AND RESTATED 2014 EQUITY INCENTIVE AWARD PLAN

This Amendment (this “Amendment”) to the Amended and Restated 2014 Equity Incentive Award Plan (the “Plan”) of Coherus Oncology, Inc., a Delaware corporation (the “Company”) is made pursuant to Section 13.1 of the Plan, effective as of April 8, 2026.

WITNESSETH THAT:

WHEREAS, the Company presently maintains the Plan for the benefit of its employees and employees of its Subsidiaries (as defined in the Plan); and

WHEREAS, pursuant to Section 13.1 of the Plan, the Board of Directors of the Company (the “Board”) may, in its sole discretion, amend, suspend, or terminate the Plan at any time; and

WHEREAS, an amendment to increase the number of shares of Common Stock subject to the Plan is not effective without the approval of the Company’s stockholders within twelve (12) months before or after an action by the Board to amend the Plan to increase the number of shares of Common Stock reserved for the Plan; and

WHEREAS, the Board believes it is in the best interests of the Company to amend the Plan as set forth in this Amendment.

NOW THEREFORE, the Plan is hereby amended as follows:

1.	Capitalized Terms. All capitalized terms used and not defined in this Amendment shall have the meanings given thereto in the Plan.
2.	Amendment to the Plan. Subject to the approval of the Company’s stockholders within 12 months after the effective date of this Amendment, Section 3.1(a) of the Plan is hereby deleted and replaced in its entirety by following:

“(a) Subject to Sections 13.1, 13.2 and 3.1(b) hereof, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 14,700,000 (the “Share Limit”). Notwithstanding anything in this Section 3.1 to the contrary, the number of shares of Stock that may be issued or transferred pursuant to Incentive Stock Options under the Plan shall not exceed an aggregate of 18,846,815 Shares, subject to adjustment pursuant to Section 13.2. Notwithstanding the foregoing, Shares added to the Share Limit pursuant to Section 3.1(a)(ii) or Section 3.1(a)(iii) hereof shall be available for issuance as Incentive Stock Options only to the extent that making such Shares available for issuance as Incentive Stock Options would not cause any Incentive Stock Option to cease to qualify as such. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1 at the time that Shares would otherwise be issued in respect of such Award.”

3.	Ratification and Confirmation. Except as specifically amended by this Amendment, the Plan is hereby ratified and confirmed in all respects and remains valid and in full force and effect.
4.	Governing Law. To the extent not preempted by federal law, this Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to conflicts or choice of law principles.